[LETTERHEAD OF BB&T)

February 28, 2007


        MANAGEMENT'S ASSERTION ON COMPLIANCE WITH REGULATION AB CRITERIA


Branch Banking & Trust Company (The "Asserting Party") is responsible for assessing compliance on all prime loans originated through BB&T origination channels from the 2001 vintage year through the 2006 vintage year ("Platform"), as of December 31, 2006 (the "Reporting Period") with the servicing criteria set forth in Item 1122 (d) of Regulation AB, excluding the criteria set forth in 1122(d)(1)(i), 1122(d)(1)(iii), 1122(d)(3)(i) through 1122(d)(3)(iv),
1122(d)(4)(iii) and 1122(d)(4)(xv), with the Asserting Party has determined are not applicable to the servicing activities performed by it with respect to the Platform. after giving effect to the exclusions identified above, the "Applicable Servicing Criteria").

The Asserting Party has assessed compliance with the Applicable Servicing Criteria for the Reporting Period and has concluded that the Asserting Party has complied, in all material respects, with the Applicable Servicing Criteria as of December 31, 2006 and for the Reporting Period with respect to the Platform taken as a whole.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has issued an attestation report for BB&T Mortgage's assessment of compliance with the applicable servicing criteria as of December 31, 2006 and for the reporting period as set forth in this assertion.




/s/ Tim Day__________
Mr. Tim Day
Senior Vice President
Mortgage Loan Servicing